FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, May 18, 2015
Ger. Gen. N°  069/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

            Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

In its meeting held on May 18, 2015, the  Directors’ Committee of Endesa Chile appointed Mr. Enrique Cibié B. as Chairman of the Directors’ Committee, effective as of the same date.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:         Distribution list

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

DISTRIBUTION LIST

c.c.:    - Superintendent of Pensions

            - Santiago Stock Exchange – General Manager

            - Electronic Stock Exchange – General Manager

            - Valparaiso Stock Exchange – General Manager

            - Fitch Chile Clasificadora de Riesgo Ltda. – General Manager

            - Feller Rate Clasificadora de Riesgo Ltda. – (Attn. Nicolás Martorell)

            - RiskClassification  Commission – General Management (Attn. Alejandro Muñoz)

            - Bondholders (Attn. Andrés Sepúlveda)

            - Depósito Central de Valores – General Manager

            - Sr. Fabio Bonomo

            - Sr. Jorge Ramos Filipa

            - Enersis S.A. – General Management

            - Enersis S.A. – Legal Counsel

            - Enersis S.A. – Audit Management

            - Enersis S.A. – Regional Finance Management

            - Enersis S.A. – Communications Management

            - Enersis S.A. – Compliance and Capital Markets Management

            - Endesa Chile – Administration and Finance Management

            - Endesa Chile – Regional Engineering, Projects and R&D&I Management

            - Endesa Chile – Communications Management

            - Endesa Chile – General Accountant

            - Endesa Chile – Legal Advisory

            - Endesa Chile – Assistant Management, Investor Relations

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: May 19, 2015